Press Release
 August 10, 2005

ÉLÉONORE PROJECT
VERY GOOD CONTINUITY OF ROBERTO SYSTEM AT DEPTH
ROBERTO NORTH EXTENSION : DRILL INTERCEPTS UP TO 15.17 g/t Au / 6 m AND 19.94 g/t Au / 4.35 m.
CLOSING OF A $3,237,500 PRIVATE PLACEMENT AT $9.25 PER SHARE

Virginia Gold Mines Inc. (“Virginia”) is pleased to announce new developments concerning the exploration program currently in progress on the Éléonore property (100% Virginia), located in the Opinaca reservoir, James Bay. In total seven (7) new holes (ELE-05-121B to ELE-05-123 and ELR-05-51 to ELR-05-54) tested the Roberto mineralized system.

Depth Extension
New holes confirmed, once again, the continuity of the Roberto mineralized system at depth. Roberto zone is now confirmed to a depth of 620 m by hole ELE-05-119 (partial results previously announced) which crosscut an intersection grading 10.13 g/t Au / 5.7 m (see longitudinal). Hole 119 also crosscut Mid-Roberto zone with an intersection grading 8.3 g/t Au / 6 m and the Roberto Est zone which returns 4.98 g/t Au / 5 m to a vertical depth of 555 m, which is the deepest intersection to date in the Roberto Est zone (see longitudinal). The other deep holes have yielded many good mineralized intersections, including 12.75 g/t Au / 4.15 m for Roberto, 10.12 g/t Au / 6 m for Mid-Roberto and 8.37 g/t Au / 2.5 m for Roberto Est in hole ELE-05-122, 9.91 g/t Au / 3.1 m (Roberto) in hole ELE-05-123 and 14.51 g/t Au / 0.85 m (Roberto) in hole ELE-05-121B.

The Roberto mineralized system remains totally open at depth.

North Extension
On the North shore of the Opinaca reservoir, drill holes testing the shallow depth extension of the Roberto system have returned many good intersections (see longitudinal). Two holes drilled directly under trench TR-52 have confirmed the vertical continuity of the zone exposed at surface with results grading 7.64 g/t Au / 2 m (ELR-05-51) and 17.97 g/t Au / 3.5 m (ELR-05-52). Those holes also crosscut a second mineralized zone located further to the south, grading 3.9 g/t Au / 9.25 m (ELR-05-51) and 15.17 g/t Au / 6 m (ELR-05-52). Another intersection also returned 94.11 g/t Au / 1 m in hole ELR-05-52. Located 25 m further east, ELR-05-53 (surface plan) crosscut many high grade mineralized intersections including 19.94 g/t Au / 4.35 m, 43.84 g/t Au / 1.8 m, 24.72 g/t Au / 1 m and 22.26 g/t Au / 0.95 m. Hole ELR-05-54 located 25 m to the west of holes ELR-05-51 and 52 did not crosscut any mineralization, which indicates that the mineralized system has abruptly turned to the south, probably because of the fault located just to the south (surface plan). At this moment, the configuration of the mineralized zones is hard to define but additional ongoing drilling should help to delineate their geometry.

Furthermore, trench TR-63, located between TR-20 and TR-52 (surface plan), has outlined disseminated arsenopyrite mineralization (1%) within a diorite dyke and its enclosing altered wacke. A North-South channel, oriented perpendicular to the main structure, graded 0.8 g/t Au / 56 m. This new strongly anomalous auriferous halo adds to the results from trench TR-20 and TR-52 and shows the strong potential of the reservoir’s North shore area. Work will continue to establish correlations between the different auriferous zones in this area.

These results are very encouraging since the Roberto system is now traced over more than 1.3 km laterally and to a vertical depth of more than 600 m and remains totally open. This system have shown very good continuity at depth and the recently discovered North extension has already yielded several high grade drill intersections. Virginia will continue through the summer and the fall the evaluation of the Roberto system with an extensive drilling program (three drills) and mechanical stripping.

Work is carried out by the personnel of Services Techniques Geonordic Inc., under the supervision of Geological Engineer, Paul Archer. He is a qualified person (as defined by National Instrument 43-101) and has more than 20 years of experience in exploration.

In 2004 Virginia set up an Analytical Quality Assurance Program to control and assure the analytical quality of assays in its gold exploration. This program includes the systematic addition of blank samples and certified standards to each batch sample sent for analysis at commercial laboratories. Blank samples are used to check for possible contamination in laboratories while certified standards determine the analytical accuracy and precision.

Samples are sent for assaying to Laboratoire Expert Inc. in Rouyn-Noranda. Samples are assayed by fire-assay followed by atomic absorption or gravimetry according to industry standards. For each significant mineralized intersection, 10% of the samples (1 to 2 per intersection) are quarter split and the core is sent to a second certified laboratory. Furthermore, each pulp from the quarter split is returned to the first laboratory for a second gold analysis in order to cross check the analytical reproducibility.

Private Placement
Also, Virginia wishes to announce the closing of the private placement financing with four major Flow through Funds announced on August 2, 2005. The financing consists of 350,000 flow-through common shares at a price of $9.25 per share, which represents a 22.5% premium to August 2, 2005 closing price for proceeds of $3,237,500. A finders fee will be paid on this transaction to Wellington West Capital Markets. The proceeds from the offering will be mainly used to fund exploration on its Éléonore project.

Virginia Gold Mines Inc. is among the most active mining exploration companies in Quebec with working capital of over $35 million, debt free, and with approximately 45 million shares issued and outstanding. Virginia’s shares trade on the Toronto Stock Exchange (TSX) under the symbol VIA. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

For additional information, please contact:

André Gaumond, President
Paul Archer, V.P. Exploration (QP)
Amélie Laliberté, Investor Relations
Tel.:(800) 476-1853 – (418) 694-9832
Fax: (418) 694-9120
Email: mines@virginia.qc.ca
Web : www.virginia.qc.ca